March 25, 2019

Dean Nolden
Chief Financial Officer
REV Group, Inc.
111 East Kilbourn Avenue
Suite 2600
Milwaukee, Wisconsin 53202

       Re: REV Group, Inc.
           Form 10-K for the Fiscal Year Ended October 31, 2018
           Filed December 19, 2018
           File No. 001-37999

Dear Mr. Nolden:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2018

General

1. You state on page 8 of the 10-K that in 2017 you established a joint venture with Chery
      Holdings Group to manufacture RVs, ambulances and other specialty vehicles, to be sold in China and internationally through Chery's existing distribution network. We are aware of news reports indicating that Chery has shipped vehicles to North Korea and Sudan and has a facility in Syria. Please tell us whether the joint venture has sold or anticipates selling vehicles into those countries.
 Dean Nolden
REV Group, Inc.
March 25, 2019
Page 2
Item 1A. Risk Factors
Risks Relating to Our Business
A failure of a key information technology system or a breach of our information security could adversely impact our ability..., page 23

2. We note that you have halted the implementation of a company-wide enterprise resource planning system. We further note from your October 31, 2017's Form 10-K on page 26 that any inability to successfully manage the implementation of such system could adversely affect your operating results. Please provide further detail on your decision to halt implementation of the system including any costs recognized in your financial statements as a result.
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 57

3. Your disclosure indicates that you evaluated the effectiveness of your disclosure controls and procedures as of October 31, 2017. Given that your 10-K is the for the fiscal year ended October 31, 2018, please file an amended 10-K/A to reflect the correct date for the evaluation.
Exhibit 31.1 and 31.2, page 1

4. We note that paragraph 4 of exhibits 31.1 and 31.2 is missing the introductory language referring to internal control over financial reporting as set forth in
Item 601(b)(31) of
         Regulation S-K. Please refile a form 10-K/A containing full Item 9A disclosure as well as your financial statements. Exhibits 31.1 and 31.2 in your January 31, 2019 10-Q should be similarly revised with full Item 4 disclosure and financial statements.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Andrew Mew at 202-551-3377 with any questions.



FirstName LastNameDean Nolden                                  Sincerely,
Comapany NameREV Group, Inc.
                                                               Division of
Corporation Finance
March 25, 2019 Page 2                                          Office of
Transportation and Leisure
FirstName LastName